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July 9, 2013

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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michelle Stasny

RE:	Chase Issuance Trust
First USA Credit Card Master Trust
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 20, 2013
File No. 333-67076-02

Dear Ms. Stasny:

This is in response to your letter dated June 11, 2013 (the “Comment Letter”) regarding the Form 10-K for the Fiscal Year Ended December 31, 2012, filed on March 29, 2013 (File No. 333-67076-02) (the “Form 10-K”) of Chase Issuance Trust (the “Company”). For your convenience, each of the numbered comments in your letter is provided below in italics prior to the applicable response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 33.1

1.

We note that Chase Bank USA, National Association’s report on their assessment of compliance with applicable servicing criteria states that Item 1122(d)(3)(iii) is an inapplicable servicing criteria. However, in both Exhibit K to the third amended and restated pooling and servicing agreement, dated as of December 19, 2007, by and between Chase Bank USA, National Association and BNY Mellon

United States Securities and Exchange Commission

Division of Corporation Finance

July 9, 2013

Trust of Delaware, and Exhibit G to the third amended and restated transfer and servicing agreement, dated December 19, 2007, by and among Chase Bank USA, National Association, Chase Issuance Trust and Wells Fargo Bank, National Association, which are both incorporated by reference in the Form 10-K for the fiscal year ended December 31, 2012, the servicer or subservicer is responsible for Item 1122(d)(3)(iii). Please supplementally explain how Chase Bank USA, National Association, is responsible for Item 1122(d)(3)(iii) in its role as servicer under both the third amended and restated pooling and servicing agreement and the third amended and restated transfer and servicing agreement when it disclaims responsibility for that item on a platform-basis in Exhibit 33.1.

RESPONSE

Your comment with respect to Exhibit 33.1 has been duly noted and the above-referenced transfer and servicing agreement and pooling and servicing agreement have been amended to reflect that Chase Bank USA, National Association is not responsible for Item 1122(d)(3)(iii) in its role as servicer. Three entities participate in the servicing function of the Company, each of which prepared a report on its assessment of compliance with applicable servicing criteria (each an “1122 Report”) filed as an exhibit to the Company’s Form 10-K: Chase Bank USA, National Association (“Chase USA”) prepared Exhibit 33.1; Wells Fargo Bank, National Association (“Wells Fargo”) prepared Exhibit 33.2; and BNY Mellon Trust of Delaware (“BNY Mellon”) prepared Exhibit 33.3.

We note that Item 1122(d)(3)(iii) is a servicing function performed by Wells Fargo and BNY Mellon, and Wells Fargo and BNY Mellon claimed responsibility for Item 1122(d)(3)(iii) on their respective 1122 Reports filed as Exhibit 33.2 and Exhibit 33.3 to the Form 10-K. Therefore, Item 1122(d)(3)(iii) was covered in the 1122 Reports filed as exhibits to the Form 10-K.

The amendments to the transfer and servicing agreement and pooling and servicing agreement have been filed with the SEC as exhibits to the Company’s Form 8-K submitted on July 9, 2013.

United States Securities and Exchange Commission

Division of Corporation Finance

July 9, 2013

Exhibit 33.3

2.	We note that BNY Mellon Trust of Delaware’s report on their assessment of compliance with applicable servicing criteria lists Items 1122(d)(1)(iv), 1122(d)(4)(vi), 1122(d)(4)(viii) and 1122(d)(4)(xiv) among those that are not applicable to their platform. However, in the chart set forth on Exhibit J to the pooling and servicing agreement, dated as of December 19, 2007, by and between Chase Bank USA, National Association and BNY Mellon Trust of Delaware, which is incorporated by reference in the Form 10-K for the fiscal year ended December 31, 2012, shows that the trustee is responsible for Items 1122(d)(1)(iv), 1122(d)(4)(vi), 1122(d)(4)(viii) and 1122(d)(4)(xiv). Please supplementally explain how BNY Mellon, as trustee, is responsible for Items 1122(d)(1)(iv), 1122(d)(4)(vi), 1122(d)(4)(viii) and 1122(d)(4)(xiv) in its role as trustee under the third amended and restated pooling and servicing agreement when it disclaims responsibility for those items on a platform-basis in Exhibit 33.3.

RESPONSE

Your comment with respect to Exhibit 33.3 has been duly noted and the above-referenced pooling and servicing agreement has been amended to reflect that BNY Mellon is not responsible for Items 1122(d)(1)(iv), 1122(d)(4)(vi), 1122(d)(4)(viii) and 1122(d)(4)(xiv) in its role as trustee.

We note that Items 1122(d)(1)(iv), 1122(d)(4)(vi), 1122(d)(4)(viii) and 1122(d)(4)(xiv) are servicing functions performed by Chase USA and Chase USA claimed responsibility for those items on its 1122 Report filed as Exhibit 33.1 to the Form 10-K. Therefore, those provisions of Item 1122(d) were covered in the 1122 Reports filed as exhibits to the Form 10-K.

The amendment to the pooling and servicing agreement has been filed with the SEC as an exhibit to the Company’s Form 8-K submitted on July 9, 2013.

Chase USA, as depositor and sponsor of the Company, acknowledges that:

United States Securities and Exchange Commission

Division of Corporation Finance

July 9, 2013

•          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•          staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•          the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

In the event that the staff has any questions or comments with respect to the responses to the Comment Letter contained herein, please do not hesitate to call the undersigned at (212) 735-2853.

Sincerely,

/s/ Andrew M. Faulkner Andrew M. Faulkner

cc:	Katherine Hsu, Securities and Exchange Commission

David A. Penkrot, Chase Bank USA, National Association

Angela M. Liuzzi, JPMorgan Chase & Co.